Exemption number: 82 4639

02 JUN 27 AM 11:10

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	**1 202 94 22 990** **1 202 94 29 624**
Contact name:	**Wojciech Marciniak** Director, Investo[redacted]	*Phone:* *Fax:*	**(48 76) 84 78 280** **(48 76) 84 78 205**
	Announcement[redacted] *atutory authorities*		
		Date:	**28 June 2002**
		g this one):	*1*

02042206

Current report 45/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 28 June 2002 there was a rollover of two bond tranches of Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) purchased by KGHM Polska Miedź S.A., having a value of PLN 800 000 thousand and PLN 294 000 thousand, and reported by the Company in current report 79/2001 dated 28 December 2001.

SUPPL

The maturity for the 8 000 bonds valued at PLN 800 000 thousand was moved to 28 September 2002.
Interest rate of the bonds: WIBOR 1M + a margin of 1.2%.

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

The maturity for the 2 940 bonds valued at PLN 294 000 thousand was moved to 28 December 2002.
Interest rate of the bonds: WIBOR 1M.
We also wish to announce that an annex has been signed extending the Bond Issuance Program Agreement entered into between Telefonia Dialog S.A. and Bank Handlowy S.A. to 28 December 2002.

The purchase of these bonds was financed through credit drawn by the Company.

Legal basis:
(§5, section 1, point 3 and point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

PREZES ZARZĄDU
Stanisław Speczik

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*28 June 2002*
	Number of pages (including this one):		*1*

Current report 46/2002

The Board of Management of KGHM Polska Miedź S.A. hereby wishes to announce that among the shareholders taking part in the Ordinary General Meeting of KGHM Polska Miedź S.A which was held on 26 June 2002, the following shareholders held a number of shares granting at least 5% of the total number of votes at the General Meeting:

The State Treasury – number of votes: 88 567 589.
Deutsche Bank Trust Company Americas - number of votes: 26 736 050
PKO Bank Polski S.A. - number of votes: 10 500 000

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis:
(article 148, point 3 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz. 754 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

PREZES ZARZĄDU
Stanisław Speczik

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*28 June 2002*
	Number of pages (including this one):		*1*

Current report 47/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 20 June 2002 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company Pol-Miedź Trans Sp. z o.o. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).
The share capital of Pol-Miedź Trans Sp. z o.o. was reduced by PLN 0.2 thousand through the retirement of 2 shares of PLN 100 each.
The share capital of Pol-Miedź Trans Sp. z o.o. following registration amounts to PLN 137 422.5 thousand and is divided into 274 845 shares of PLN 500 each.
KGHM Polska Miedź S.A. owns 100% of the shares of Pol-Miedź Trans Sp. z o.o.
The total number of votes arising from all issued shares after registration of this change in share capital is 274 845 votes.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

PREZES ZARZĄDU
Stanisław Speczik

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)